VINCI

Rueil, july 09, 2007

[redacted]

07025312

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

RECEIVED 2007 JUL 11 P 1:41 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) - File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Two-for-one share split ;
- Freyssinet (Vinci Construction) has acquired Nukem Ltd, which specialises in nuclear decommissioning in the United Kingdom;
- Vinci agreed on the acquisition of 41% of the capital of Entrepose Contracting and announces filing of takeover bid;
- Keolis-Vinci Airports : flight plan for the management of decentralised airports;
- The hall of mirrors at the chateau of Versailles regains its former splendour;
- Vinci Energies signs a draft agreement to acquire the Swiss company ETAVIS.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

dlw 7/18

Christian Labeyrie
Executive Vice President
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 1 192 418 785 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

VINCI

Public Limited Company with share capital of €1,193,827,210
Head Office: 1, Cours Ferdinand de Lesseps - 92500 Rueil-Malmaison
552 037 806 RCS Nanterre
www.vinci.com

TWO-FOR-ONE SHARE SPLIT

The VINCI Ordinary and Extraordinary Meeting of Shareholders on 10 May 2007 approved, during the extraordinary session, a division by two of the nominal value of the company's shares, and consequently the exchange of each of the current shares with a nominal value of €5 for two new shares with a nominal value of €2.50, with the same dividend rights.

This transaction will increase the market liquidity of the shares and improve access to them for new shareholders, and particularly individual private shareholders.

The division of the nominal value of the shares will take effect on 17 May 2007. At that date, the number of shares making up the parent company's share capital will be multiplied by two and the shares will trade on the basis of a price that has been divided by two.

This transaction will be carried out without any costs or formalities and without any loss of rights for all VINCI shareholders.

VINCI

Rueil-Malmaison, 21 May 2007

Press release

Freyssinet (VINCI Construction) has acquired NUKEM Ltd, which specialises in nuclear decommissioning in the United Kingdom

VINCI Construction subsidiary Freyssinet, which specialises in civil engineering with high technical content, has just acquired NUKEM Ltd. NUKEM Ltd is a U.K. leader in nuclear facility decommissioning, decontamination, waste treatment and radiation protection.

The company has approximately 1,000 employees, of which xxx engineers, and expects to generate revenue of nearly €120 million in 2007, primarily in the United Kingdom.

NUKEM Ltd operates at all British nuclear sites and thus has acknowledged expertise and a track record in the nuclear industry. The company is ideally positioned on its markets to take part in the accelerated decommissioning of existing sites recently decided by the British government.

The acquisition of NUKEM rounds out the offering of Freyssinet, which provides nuclear industry services on the French market through its specialised subsidiaries.

Press contact: Virginie Christnacht
Tel: +33 (0) 47 16 39 56
Fax: +33 (0) 47 16 33 88
email: vchristnacht@vinci.com

VINCI

Paris, 31 May 2007

Press release

VINCI agreed on the acquisition of 41% of the capital of Entrepose Contracting and announces filing of takeover bid

As part of a merger project, which will be in the form of a takeover of 100% of Entrepose Contracting's share capital, VINCI has signed heads of agreement with some of the company's shareholders covering the acquisition of blocks of shares totalling 41% of Entrepose Contracting's share capital. The shareholders include Ciclad (an investment fund) and Entrepose Contracting's executives and corporate mutual fund.

A cash payment will be made at the price of €65 per share – cum dividend – for all shares except those exchanged by the corporate mutual fund and 60% of the shares being sold by Entrepose Contracting executives who will join the VINCI Group. The Entrepose Contracting executives will be given VINCI shares on the basis of a parity reflecting the price of the cash payment and have agreed to retain the VINCI shares until 30 May 2009.

The shares currently owned by Ciclad and one person will be purchased on 5 June. The acquisition of the other shares is subject solely to obtaining approval from the competition authorities.

VINCI will file a takeover bid within the next few days covering the remaining Entrepose Contracting shares at the price of €65 per share, reduced by any dividend declared before the end of the validity of the offer. This represents a premium of 18.5 % on the average share price over the last 3 months.

Entrepose Contracting was created in 2001 by the takeover of Entrepose's international business activities – previously part of the GTM group - and is one of the key players for the oil and gas industry.

The company carries out turnkey contracts in the field of energy transport (pipelines, compression facilities), processing terminals and storage (tanks) in numerous oil and gas producing countries, particularly the United Kingdom, Spain, Algeria, Nigeria, Middle East countries and Indonesia.

Entrepose Contracting, which holds shares in Geostock, Doris Engineering and Geocean, is projecting continued growth over the coming years based on the significant needs for oil and gas infrastructure worldwide and the potential for industry consolidation.

VINCI has already worked with Entrepose Contracting on several oil and gas projects. It intends drawing on that company's expertise in managing projects outside France and on its recognised technical competencies, especially in cryogenic storage, to expand more rapidly in the promising oil and gas market.

Entrepose Contracting generated revenue of €340 million in 2006, with net profit of €11 million. The recent acquisition of Spie-Capag increased the 2006 revenue to €540 million and the number of employees to 650, on 2006 figures of both companies.

Press contact:

Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
email: vchristnacht@vinci.com

Keolis

VINCI AIRPORTS

Press release
Paris, 5 June 2007

Keolis-Vinci Airports: flight plan for the management of decentralised airports

- **VINCI Airports and Keolis have entered into a strategic partnership to manage decentralised French airports.**
- **This is a historic alliance between two key players in the area of public service transport, to boost regional traffic.**
- **Their first collaboration has been a success: the airports at Grenoble-Isère and Chambéry-Savoie managed by the two companies since 2004, have recorded growth of 172% and 68% respectively, the highest levels in the sector.**

The decentralisation of French airports to local authorities may result in the launch of tender procedures aimed at selecting private partners or agents to manage them.

In order to benefit from this opportunity and with their joint success in the operation of the airports at Chambéry and Grenoble behind them (the growth in traffic at the latter having been the largest among French airports in the last two years), Keolis and VINCI Airports (a subsidiary of VINCI Concessions) wish to develop and strengthen their collaboration. Yesterday the two companies signed a strategic partnership agreement to make a joint offer to local authorities that wish to delegate the management of their airport. This "turnkey" offer is intended to:

- boost air traffic for the benefit of economic development and tourism,
- optimise the management of airport infrastructures,
- ensure a favourable social transition for all parties involved, based on the skills of the two companies and their experience acquired with local authorities, concessionaires or authorities responsible for organising transport.

The two partners already have recognised know-how in the field of airport management: Keolis manages 4 airports in France and VINCI Concessions manages 5 airports in France and Cambodia, with total traffic of 3.5 million passengers.

Together, Keolis and VINCI Airports manage two airports in France:

- the airport at Grenoble-Isère handled 435,736 passengers in 2006, representing growth of 60%, following an increase of 33% in 2005. Since 2004, the level of traffic has increased by 172%
- the airport at Chambéry-Savoie handled 195,000 passengers in 2006, representing a slight increase. Since 2004, the level of traffic has increased by 68%.

VINCI Airports, a subsidiary of VINCI Concessions and part of the VINCI group, the world's leading concession, construction and associated services company with revenue of €26 billion in 2006, is a major concession and infrastructure operating company. For its part, VINCI Concessions is the leading European operator of transportation infrastructure concessions; in 2006, its revenue was €4.3 billion, achieved with 600 million customers.
VINCI Concessions has proven experience in the field of airport management, and has owned stakes in 23 airports in Mexico, in the British airport operator TBI, and in passengers.

Keolis VINCI AIRPORTS

Keolis is the leading private operator of public passenger transport in France and the world leader in the management of automated metros. Every year, the company's 33,000 employees help to carry more than 1.8 billion travellers, producing revenue of €2.6 billion in 2006 (+ 9.3% compared to 2005). Keolis also has a presence in six other European countries and in Canada.

Keolis contacts:

Jean Ghedira, Director of Communication
01 71 18 00 94
jghedira@keolis.com

Phi éconéo
Catherine Kablé
01 56 02 03 85
catherine.kable@phi-com.com

VINCI Concessions contacts:
Pierre Duprat, Director of Marketing and Communication
01 47 16 30 28
pduprat@vinci.com

CHATEAU DE VERSAILLES

VINCI

GRAND MÉCÈNE
DU MINISTÈRE DE LA CULTURE ET DE LA COMMUNICATION

Press release

The hall of mirrors at the chateau of Versailles regains its former splendour

After three years of restoration work made possible by sponsorship from VINCI, the restored Hall of Mirrors reopens to the public.

On Monday 25 June 2007 Jean-Jacques Aillagon, president of the Etablissement Public de Versailles, and VINCI Chairman Yves-Thibault de Silguy formally reopen the Hall of Mirrors, now completely restored.

Appointed corporate patron by the Ministry of Culture, VINCI has led the restoration project since 2003, mounting the largest cultural sponsorship operation ever undertaken in France - worth 12 million Euros - and contributing towards the preservation of a French masterpiece listed by Unesco as a World Heritage site.

For this first complete restoration of the Hall of Mirrors, achieved within the innovative framework of a skills-based sponsorship arrangement, VINCI made available both its own expertise in project management and the know-how of group companies specialised in heritage conservation: restoration of marbles and bronzes, site equipment and safety, ventilation, masonry, electrical fittings and lighting systems. The remaining works packages were assigned to independent companies brought together by Cinzia Pasquali, for restoration of the painted, sculptural and gilded decoration, and by Vincent Guerre for the mirrors.

In a groundbreaking legal formula, VINCI led the project in partnership with the State authority responsible for the Château, within the framework of a temporary licence to occupy the site issued by the Ministry of Culture, effectively making the VINCI group the commissioning client of the works. This was the first time in France that a mission of such importance had been entrusted to a private sector company. Final responsibility for execution of the project naturally fell to the chief architect at France's Historic Monuments office in charge of the Château of Versailles, Frédéric Didier, who was assisted by a Monitoring Committee and by the International Scientific Council, made up of internationally acknowledged experts on 17th century painting and architecture.
The restoration of the interior inaugurated today has met with the unanimous approval of the Scientific Council.



The restoration of the Hall of Mirrors shows that, when the missions and prerogatives of all parties involved are clearly set out and defined, corporate patronage may take the form of a genuine partnership in the service of society as a whole, opening up new areas in which the public and private sectors can work together.

The Hall of Mirrors has remained open to the public throughout the restoration work, thanks to the temporary display structures designed and installed by VINCI. From today, however, the Hall returns to its original splendour. In addition to the splendid architectural décor by Jules Hardouin-Mansart, visitors will admire the full glory, some 1,000 sq. metres in extent, of the painted and sculptural decorations by the royal painter Charles Le Brun: a great and hitherto neglected masterpiece of the history of art.

Contacts:

Virginie Christnacht (vchristnacht@vinci.com, tel: 00 33 (1) 47 16 39 56)
Aurélie Gevrey (aurelie.gevrey@chateauversailles.fr, tel: 00 33 (1) 30 83 77 03)

Rueil-Malmaison, 26 June 2007

Press release

VINCI Energies signs a draft agreement to acquire the Swiss company ETAVIS

VINCI Energies recently signed a draft agreement to acquire ETAVIS, a Swiss leader in electrical installations for the service and industrial sectors, telecommunications and business communications. As a global solutions integrator, ETAVIS offers a raft of services from consulting and engineering through to implementation and maintenance.

Founded in 1987, the company, whose head office is in Zurich, posted revenue of 180 million euros in 2006 and has 1,630 employees. It is active primarily in German and Italian-speaking Switzerland through 45 business units.

This acquisition allows VINCI Energies to reinforce its European network by drawing on strong local brands. It offers new growth prospects to group business units specialising in solutions for industry (Actemium), telecommunications (Graniou) and business communications (Axians).

Since the beginning of 2007, VINCI Energies has completed 11 acquisitions representing full-year revenue of 230 million euros, primarily outside France (Germany, Portugal, the United Kingdom, Slovakia and Switzerland).

VINCI Energies posted revenue of 3.65 billion euros in 2006. It has operations in 20 European countries through a network of 750 business units and a workforce of 30,000 people.

Press contact: Virginie Christnacht
Tel.: 01 47 16 39 56
Fax: 01 47 16 33 88
E-mail: vchristnacht@vinci.com

END